UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 12.2% increase in January 2015

passenger traffic

Monterrey, Mexico, February 5, 2015—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 12.2% in January 2015, as compared to January 2014. Domestic traffic increased 11.5%, and international traffic increased 15.8%.

Of total January traffic, 97.4% was commercial aviation, and 2.6% was general aviation.

Total Passengers*
	Jan 2014	Jan 2015	Change %
Domestic	903,493	1,007,258	11.5
International	191,019	221,222	15.8
OMA Total	1,094,512	1,228,480	12.2

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic increased in ten airports in January. The most noteworthy increases were in Monterrey (+19.2%; +75,713 passengers), Acapulco (+16.6%; +8,470), San Luis Potosí (+50.7%; +7,540), and Ciudad Juárez (+11.7%; +7,012). Monterrey traffic increased principally on the Cancún, Mexico City, Villahermosa, Veracruz, Bajío, Querétaro, and Mérida routes. Acapulco increased traffic on the Mexico City and Monterrey routes. San Luis Potosi increased traffic on its Mexico City and Monterrey routes. Ciudad Juárez traffic increased on the Mexico City, Bajío, and Monterrey routes. Traffic decreased most in Culiacán (-9.2%; -10,270 passengers), as a result of decreased traffic on the Tijuana route.

During January, Aeroméxico opened the Monterrey – Toluca route.

International traffic increased in ten airports in January. Traffic increased most significantly in Monterrey (+24.8%; +19,126 passengers), principally as a result of increased traffic on the Houston route; in Zihuatanejo (+15.4%; +5,706), as a result of increased traffic on the Los Angeles and Houston routes; and in Mazatlán (+9.2%;+3,107), as a result of increased traffic on the Los Angeles and Dallas routes.

The number of flight operations (takeoffs and landings) in January increased 7.2% as compared to the same month of 2014. The number of domestic operations increased 5.8% and international operations increased 15.6%.

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This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit

▪	Webpage http://ir.oma.aero
▪	Twitter http://twitter.com/OMAeropuertos
▪	Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: February 6, 2015